UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2023
Commission File Number: 001-12610

GRUPO TELEVISA, S.A.B.
(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)
Form 20-F ☒ Form 40-F  ☐

On July 26, 2023, Grupo Televisa, S.A.B. (“Televisa”) issued a press release announcing that it had commenced tender offers to purchase for cash (the “Tender Offers”)  (i) any and all of its outstanding 4.625% Senior Notes due 2026 (the “Any and All Notes”, and, in reference to the offer to purchase the Any and All Notes, the “Any and All Tender Offer”) and (ii) its outstanding 5.000% Senior Notes due 2045, 5.250% Senior Notes due 2049, 6.625% Senior Notes due 2025 and 6.125% Senior Notes due 2046 (collectively, the “Waterfall Notes”), for an aggregate principal amount not to exceed US$300,000,000 less the aggregate principal amount of Any and All Notes validly tendered and accepted for purchase pursuant to the Any and All Tender Offer. The Tender Offers are being made exclusively pursuant to an offer to purchase dated July 26, 2023, and in the case of the Any and All Notes, the related notice of guaranteed delivery, which set forth the terms and conditions of the Tender Offers.

A copy of the press release is attached hereto as Exhibit 99.1.

The information contained in this Form 6-K shall not constitute an offer to sell, a solicitation of an offer to buy or an offer to purchase or sell any securities.  The Tender Offers are being made only pursuant to the above-referenced offer to purchase and notice of guaranteed delivery only in such jurisdictions as is permitted under applicable law.

Exhibits
99.1	Press Release of Grupo Televisa, S.A.B. dated July 26, 2023

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.

(Registrant)

Dated: July 26, 2023	By	/s/ Luis Alejandro Bustos Olivares

	Name:	Luis Alejandro Bustos Olivares

	Title:	Legal Vice President and General Counsel